Exhibit 99.1

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

BELLUS Health Announces Meeting Updates

LAVAL, Quebec--(BUSINESS WIRE)--April 26, 2023--BELLUS Health Inc. (Nasdaq:BLU; TSX:BLU) (“BELLUS Health” or the “Company”), a clinical-stage biopharmaceutical company working to better the lives of patients suffering from persistent cough, starting with the development of camlipixant (BLU-5937) for the treatment of refractory chronic cough (“RCC”), has announced the meeting and record dates for the special meeting of shareholders to be held in connection with the acquisition of the Company by GSK plc for US$2.0 billion pursuant to a plan of arrangement (the “Acquisition Meeting”). The Company will hold the Acquisition Meeting to consider the acquisition on June 16, 2023. The Company’s Board of Directors has unanimously recommended that its shareholders vote in favour of the approval of the acquisition. The record date for the Acquisition Meeting will be May 15, 2023.

The Company announced today that it is postponing until June 30, 2023 its annual and special meeting of shareholders previously scheduled to be held on May 4, 2023 (the “Annual Meeting”). The new record date for the Annual Meeting will be May 25, 2023, and meeting materials will be sent to shareholders of record in due course. The Company believes that the postponement is in the best interests of the Company as it will allow management to focus its efforts on preparing for the Acquisition Meeting, the completion of the acquisition and completing its customary Q1 financial reporting.

The acquisition remains subject to regulatory approvals and approval of shareholders at the Acquisition Meeting.

Cautionary statement regarding forward-looking statements relating to BELLUS Health

This press release may include “forward-looking statements” within the meaning of the applicable securities laws, including with respect to the holding of the Acquisition Meeting and the Annual Meeting. Each forward-looking statement contained in this press release is based on the current expectations of management and is subject to known and unknown risks and uncertainties and other unknown factors that could cause actual results to differ materially from historical results and those expressed or implied by such statement. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labelled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “will,” or “plans” to be uncertain and forward-looking. Risks and uncertainties include, among others, the risk that a condition to closing of the acquisition may not be satisfied, the risk that any required shareholder, court or applicable regulatory approvals for the acquisition may not be obtained or be obtained subject to conditions that are not anticipated, the failure to realize the anticipated benefits of the acquisition, the occurrence of any event that could give rise to termination of the acquisition, and potential litigation in connection with the acquisition or other settlements or investigations that may affect the timing or occurrence of the acquisition or result in significant costs of defence, indemnification and liability.

BELLUS Health cautions investors not to rely on the forward-looking statements contained in this press release when making an investment decision in their securities. Investors are encouraged to read BELLUS Health’s filings available on the SEC website at www.sec.gov and on the SEDAR website at www.sedar.com, for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this press release and BELLUS Health undertakes no obligation to update or revise any of these statements, whether as a result of new information, future events or otherwise, except as required by law.